[Letterhead]
July 29, 2024

VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:     Tracey Houser
        Terence O’Brien
Re:    The Cooper Companies, Inc.
Responses to Letter dated July 16, 2024
Form 10-K for Fiscal Year Ended October 31, 2023
Filed December 8, 2023
Form 8-K Filed May 30, 2024
File No. 001-08597
To the addressees set forth above:
The Cooper Companies, Inc. (the “Company”) is transmitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated July 16, 2024, with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2023 and the Company’s Form 8-K filed May 30, 2024.
For ease of review, we have set forth below each of the Staff’s comments in bold type followed by the Company’s responses thereto.
Form 10-K for Fiscal Year Ended October 31, 2023
Consolidated Statements of Income
1.We note your response to comment 1. Given that you initially stated in your response letter dated May 22, 2024 related to comment 3 that you would revise the cost of sales line item to include the parenthetical to note that it excludes amortization of intangibles and remove the gross profit subtotal and now have concluded that the missing amortization of intangibles is immaterial and will no longer comply with the requirements in Item 10(e)(1)(ii)(C) of Regulation S-K and SAB Topic 11:B, please provide us with your full materiality analysis in accordance with SAB Topic 1:M that includes how you calculated the amount of excluded intangible asset amortization given that a portion of the composite intangible asset includes a technology component.
Response:

We respectfully acknowledge the Staff’s comment. Our initial response in our letter dated May 22, 2024 provided the quantitative factors supporting our presentation of gross profits on the face of the consolidated statements of income in the Form 10-K for fiscal years 2023, 2022 and 2021. While we had determined that it was still appropriate to present gross profit without being fully burdened by amortization of intangibles, at the time we had considered the revision of “Cost of sales” to “Costs of sales (excluding amortization of intangibles)” and the removal of the “Gross profit” subtotal line to be immaterial changes to the presentation of our consolidated statements of income and as such had agreed to make the change going forward. However, as the Staff raised a valid concern that such updates could send conflicting messages to our investors and suggest that our current presentation of gross profit was not in accordance with US GAAP, we determined to retain the “Gross profit” subtotal on the face of our statements of income. Below is our full materiality analysis in accordance with SAB Topic 1:M.
Materiality Assessment
Management’s review of the Company’s operations and profitability and the discussion management has with the investors and analysts place more emphasis on GAAP and non-GAAP operating margin and EPS. The bifurcation of amortization expense between cost of sales and operating expenses would not affect operating margin and EPS from both GAAP and non-GAAP perspective. Additionally, from a non-GAAP perspective, amortization expense is excluded and therefore has no impact on the review of our operating results.
As explained in our response to comment 3 in our letter dated July 8, 2024, the different components of the composite intangible asset are inherently inseparable because there is no reasonable way for a market participant to separate cash flows attributable to any one of the intangible assets of the composite asset in isolation. All composite asset components are needed to work in unison for there to be a marketable product. As there is no logical way to estimate the value of the developed technology component within the composite intangible asset, it would take undue effort thus impracticable for us to bifurcate the amortization of this intangible asset to cost of sales and gross profit. Below is further elaboration of the discussion we previously provided.
▪Technology: No patents were acquired as part of this transaction. The acquired technology relies on the New Drug Application (NDA) approval, which is non-transferrable to any other product.
▪NDA approval: The product will generate zero revenue if it didn’t have an NDA approval as without the approval, the Company would not be able to sell and monetize the product.
▪Customer relationships: The customer (a.k.a. physician/practitioner) relationships in isolation cannot generate any revenue because unlike a commodity product, the practitioner does not prescribe the intrauterine device (IUD) due to their relationships or due to the trade name. The practitioner prescribes the IUD based on the features of the product such as the products safety and efficacy, and suitability of the product to the patient’s health. For example, a copper IUD cannot be prescribed if the patient has structural abnormality of the womb, or pelvic infection, etc. If the practitioner decides that a copper IUD is suitable, then, in the U.S., there is only one option (PARAGARD). The practitioner will prescribe PARAGARD without consideration of the brand name. The practitioner is legally obligated to give a prescription independent of any biases due to relationships with companies. By law, a practitioner cannot prescribe a particular product due to their relationship with the product manufacturer or their preference to a certain brand. Furthermore, the Company, being in the women’s healthcare business and like its market participants, already has relationships with most if not all of the practitioners.
▪Trade name: The product trade name will only be used to market the existing PARAGARD product; thus, its remaining economic life is the same as that of the PARAGARD product. This is consistent with the treatment of the PARAGARD trade name when it was acquired in 2008 as a part of Teva’s acquisition of Barr Pharmaceuticals. Additionally, there are no plans to develop future products that could use this brand name and there is also only this single product using the PARAGARD brand name as there is not a suite of products available. There is only the one, single IUD and no derivations (i.e. different strengths or lengths of use, etc.).
Quantitative Evaluation
The Company quantified the impact of amortization expenses of intangibles on gross profit in the consolidated statements of income for fiscal years 2023, 2022 and 2021. Our total consolidated revenue in fiscal years 2023, 2022, and 2021 was $3,593.2 million, $3,308.4 million and $2,922.5 million, respectively. As discussed above, we have excluded amortization of the composite intangible asset because it is impracticable to bifurcate the developed technology component from the composite intangible asset. Accordingly, the classification of amortization expense related to the total composite intangible asset to operating expenses is deemed appropriate. The amortization expenses related to developed technology from other acquisitions approximated 1% of our total consolidated revenue in fiscal years 2023, 2022, and 2021.
Based on our analysis above, the trends in gross margin are not materially distorted. Also, there is no impact to operating margin and EPS in any given year.
Qualitative Evaluation
We considered the following when assessing whether amortization expense related to developed technology is considered material to our consolidated statements of income.
1.Whether the item masks a change in earnings or other trends, hides a failure to meet analysts’ consensus expectations for the enterprise, or changes a loss into income or vice versa
The fully burdening of gross profit with amortization expense related to technology does not impact our earnings. Given the developed technology is not material, the trends in gross margin are not materially distorted. Analysts’ consensus expectations for the enterprise are set at the revenue and EPS levels, which are not impacted by technology-related amortization expense at the gross profit level. Additionally, the non-GAAP operating margin reviewed by the analysts do not include amortization expense.
2.Whether the item affects the registrant’s compliance with regulatory requirements, loan covenants or other contractual requirements
The item does not affect our compliance with regulatory requirements, loan covenants and any other contractual requirements.
3.Whether the item has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation
Neither GAAP or non-GAAP gross margin is considered in the assessment of management’s compensation.
4.Whether the item involves concealment of an unlawful transaction
The item does not involve concealment of an unlawful transaction.
5.Whether the item arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate
There is no estimate involved in calculating the amortization expense of the intangible assets. It is impracticable for us to bifurcate the composite intangible asset. The amortization expense that should be included in cost of sales (i.e. amortization expense related to technology) is a precise measure.
6.Whether the item concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability
We assess a segment’s operations and profitability at the operating income level, which is consistent with our segment disclosure. The item has no impact on how we assess the operations and profitability of the CooperSurgical segment.
Conclusion
Based on our analysis above, we have determined that the financial impact of not fully burdening gross profit with amortization of intangibles is not material, either quantitatively or qualitatively, for the fiscal years 2023, 2022, and 2021.

Note 1. Organization and Significant Accounting Policies
Revenue Recognition
2.     We note your response to comment 2. Considering the significance of total consolidated revenue to the Consolidated Statements of Income and the other financial statements provided, please provide us with a comprehensive materiality analysis prepared in accordance with SAB Topic 1:M to clearly demonstrate that your service revenues are immaterial to your consolidated financial statements, including the amount of revenues and associated costs and income being recognized for each period presented including your subsequent interim periods. Also, provide us with your accounting policy for your revenues. To the extent that you conclude the service revenues are material to your consolidated financial statements, we continue to request that you provide the disclosures for revenues related to the various services you provide including (a) identification of the performance obligations (i.e., when typically satisfied, significant payment terms, nature of goods and services, obligations for returns, refunds, and other similar obligations, and types of warranties and related obligations) with reference to ASC 606-10-50-12 and 50-12A, (b) significant judgments for the method used to recognize revenue over time and why the method faithfully depicts the transfer of the services with reference to ASC 606-10-50-18, and (c) variable consideration and any other obligations with reference to ASC 606-10-50- 20.
Response:
We respectfully acknowledge the Staff’s comment. Below is our full materiality analysis in accordance with SAB Topic 1:M. We respectfully decline to provide the amount of service revenues and associated costs and income being recognized for each period presented including our subsequent interim periods as we have determined that service revenues are not material to our consolidated statements of income and we have not previously disclosed such amounts in any investor presentation or analysts call. We will continue to monitor the impact of service revenues to our consolidated financial statements and will provide the disclosures for revenue related to services as necessary. Please see our accounting policy for revenues attached as Exhibit A to this letter.
Materiality Assessment
Quantitative Evaluation
The Company quantified the impact of service revenues on the consolidated statements income for fiscal years 2023, 2022 and 2021. Our total consolidated revenue in fiscal years 2023, 2022, and 2021 was $3,593.2 million, $3,308.4 million and $2,922.5 million, respectively. Article 5-03(b) of Regulation S-X states that each class of income which is not more than 10 percent of total consolidated revenue may be combined with another class of income and the related costs and expenses shall be combined in the same manner. Service revenues comprised less than 10% of the Company’s revenues in the fiscal years 2023, 2022, and 2021. Services also account for a similar portion of operating income and net income for each period in which service revenue is generated.
Qualitative Evaluation
We considered the following considerations when assessing whether service revenue is considered material to our consolidated statements of income.
1.Whether the item concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

The Company has two operating segments: CooperVision and CooperSurgical. Service revenue is included in both segments with the majority of it being in CooperSurgical. From an operational standpoint, CooperSurgical product and service offerings are intertwined because our broad portfolio of products and services work together to aid health care professionals in the diagnosis and treatment of a wide spectrum of women’s health and reproductive issues.
Our cost structuring for products and services tend to align despite having different types of costs for products versus services. From a cost of sales perspective, products mainly include the costs of the actual medical devices versus services include items like collection kits, lab tests, costs associated with gamete donation sites, etc. From an operating expense perspective, since product and service offerings are intertwined, the majority of selling and marketing costs tend to be shared between products and services. Services also have some selling expenses that products might not have such as employee costs involved in providing consultation to customers. However, taken as a whole, operating expenses related to products and services tend to trend closely. As such, we do not see significant differentiation in amount of costs between products versus services at the gross margin and operating margin levels.
In short, service revenue does not alter the way we assess operations and profitability at the segment or the consolidated level.
2.Whether the item masks a change in earnings or other trends, hides a failure to meet analysts' consensus expectations for the enterprise, or changes a loss into income or vice versa
Service revenue does not mask a change in earnings or other trends or change a loss into income or vice versa because as explained above it consistently accounts for less than 10% of total consolidated performance at the net sales, gross margin and operating margin level. Analysts’ consensus expectations for the enterprise is set at the total consolidated level for net sales and non-GAAP EPS. As such, service revenue does not impact our ability to meet analysts’ consensus expectations.
3.Whether the item arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate
We can calculate service revenue with a high degree of precision. This level of precision helps support our quantitative assessment mentioned above.
4.Whether the item affects the registrant’s compliance with regulatory requirements, loan covenants or other contractual requirements
The item does not affect our compliance with regulatory requirements, loan covenants and any other contractual requirements.
5.Whether the item has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Service revenue, gross margin and operating margin are not considered in the assessment of management’s compensation.
6.Whether the misstatement involves concealment of an unlawful transaction
The item does not involve concealment of an unlawful transaction.
Conclusion
Based on the analysis above, the financial impact of service revenue is not material, either quantitatively or qualitatively, for the fiscal years 2023, 2022, and 2021.

Form 8-K Filed May 30, 2024
Exhibit 99.1
3.    We note your response to comment 7 that the $106.5 million and $42.3 million intraentity asset transfers adjustment to arrive at non-GAAP Net Income is to realize the income tax benefit based on the amortization of these assets. Please provide us with a more comprehensive understanding of what the nature of this adjustment is, what you are trying to convey with it, and how the amount is determined for each period presented. As part of your response, tell us your consideration of the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Response:
We respectfully acknowledge the Staff’s comment. On October 24, 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-16, Income taxes (Topic 740): Intra-Entity Transfer of Assets Other Than Inventory (ASU 2016-16). Prior to ASU 2016-16, the guidance prohibited the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. As such, the GAAP income tax effects were amortized into tax expense over the economic useful life of the assets. With ASU 2016-16, the guidance now requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Hence, the GAAP income tax effects are now recognized in the period the transfer occurs.
In fiscal year 2021, we immediately recognized a GAAP income tax benefit of $1,987.9 million in accordance with ASU 2016-16. This income tax benefit is essentially a step-up in value of the intellectual property and goodwill as part of an intra-entity asset transfer. However, in accordance with U.K. statutory accounting and in our U.K. tax return filings, there was no immediately tax benefit to be received in fiscal year 2021. Also in fiscal year 2021 and going forward, as we file our tax returns, based on the local tax jurisdiction’s guidance, we are required to amortize the transferred assets, which include the step-up amounts, over the life of the assets and take the amortization expense as a deduction on our tax returns. The $106.5 million and $42.3 million intra-entity asset transfer adjustments are to adjust our GAAP net income and EPS to reflect the actual tax liabilities we have to the tax authorities in each period presented. Below is further explanation as to why these amounts vary in different years.

Under U.K. statutory accounting and tax return filings guidance, the transferred intra-entity assets are amortized over the life of the asset and deducted from taxable income to arrive at our actual tax expenses for the period. However, the deduction in any given year is only allowed up to the amount of taxable income we have available in that year. Any deduction not utilized in a given year will be used in future tax filing periods as net operating loss carryforward. Taking the value of the intellectual property and goodwill, which includes the step-up value of $1,987.9 million, over the economic useful life of 25 years and 15 years, we arrive at $581.8 million of annual amortization expense available for deduction. For fiscal years 2023, 2022 and 2021, only a portion of the $581.8 million was utilized due to the available taxable income. This is the reason for the differences in each year’s intra-entity asset transfer non-GAAP adjustments. The non-GAAP adjustments of $106.5 million and $42.3 million are the impact of the portion of amortization expenses allowed for deduction after applying our applicable tax rate in the local jurisdiction. We anticipate as our operations grow in the future we will be able to fully utilize the deduction.

We have reviewed the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and concluded that the $106.5 million and $42.3 million intra-entity asset transfer adjustments are not considered to follow individually tailored principles and as a result would not cause the presentation of our non-GAAP net income and EPS to be misleading. As stated above, while U.S. GAAP requires us to immediately recognize future tax benefits in deferred tax assets, the local tax authority requires us to recognize the benefits over the life of the asset via tax deductions, which has a tangible impact to our actual tax rate. We understand the examples indicated in Question 100.04 as scenarios where a registrant has the ability to choose the pattern of recognition, whether over time versus one time or on an accrual basis versus a cash basis. This is not a situation where we have the ability to tailor our accounting principles in one way or another or choose any point in the spectrum to present our non-GAAP financial measures. We are simply following the guidance dictated by U.S. GAAP and the local tax authority and providing the investors a reconciliation from the income tax effects recorded under U.S. GAAP to actual tax expenses in the period presented.
* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by email at bandrews@cooperco.com with any questions or comments regarding this correspondence.
Sincerely,

Brian G. Andrews
Executive Vice President, Chief Financial Officer and Treasurer
The Cooper Companies, Inc.

cc:    Nicholas Khadder, The Cooper Companies, Inc.
    Tad Freese, Latham & Watkins LLP

CooperCompanies
Revenue Recognition Policy
The Company has established guidelines to ensure that revenue from the sale of the company’s products is recorded accurately, completely, timely, and consistently by the business units and in accordance with U.S. generally accepted accounting principles (GAAP) and the rules and regulations promulgated by the Securities and Exchange Commission (SEC). The recognition of revenue in the proper accounting period is critical in assuring that the company develops and reports accurate consolidated financial results.

1.General

Sales of the company’s products to customers in the normal course of business are recognized as revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The core principle was established by the FASB and IASB (the “Boards”) and is the underpinning of the entire revenue framework. In this principle, the Boards identified and answered the two most fundamental questions concerning revenue:
•When?
That is, when may an entity recognize revenue?
▪Answer — When the entity satisfies its obligations under a contract by transferring goods or services to its customer. That is, when the entity performs, it should recognize revenue. In most instances revenue should be recognized when control of the product passes to the customer based on contractual terms (FOB or Incoterm designation), however, ASC 606 documentation addresses other circumstances that may be more complex.
•How much?
That is, how much revenue may an entity recognize?
▪Answer — The amount to which the entity expects to be entitled to under the contract (i.e., an expected amount, so estimates may be required). The Boards intentionally used the wording “be entitled” rather than “receive” or “collect” to distinguish collectability risk from other uncertainties that may occur under the contract.

2. Procedures

1.General Principles
The core principle is supported by five steps (following a scope decision) in the new revenue framework, which are outlined in the following chart:

CooperCompanies
Revenue Recognition Policy

The Five Step Framework

Step 1 states a contract can be written, verbal, or implied; however, the Standard applies to a contract only if all of the following criteria are met:
•“The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.”
•“The entity can identify each party’s rights regarding the goods or services to be transferred.”
•“The entity can identify the payment terms for the goods or services to be transferred.”
•“The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).”
•“It is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.”

Step 2 requires an entity to identify the distinct goods or services promised in the contract. Distinct goods and services should be accounted for as separate deliverables. These distinct goods or services are referred to as “performance obligations.” The Standard provides guidance on evaluating the promised “goods or services” in a contract to determine each performance obligation (i.e., the unit of account). A performance obligation is each promise to transfer either of the following to a customer:
•“A good or service (or a bundle of goods or services) that is distinct.”
•“A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.”

The Standard includes guidance on identifying distinct performance obligations in contracts involving the following:
•Warranties.
•Customer options to acquire additional free or discounted goods or services.
•Nonrefundable up-front fees.

Step 3 requires an entity to determine the transaction price for the contract, which is the amount of consideration to which the entity expects to be entitled in exchange for the promised goods or services in the contract. The transaction price can be a fixed amount or can vary because of “discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items.” The Company must consider the following when determining the transaction price under the Standard:
•Variable consideration — When the transaction price includes a variable amount, an entity is required to estimate the variable consideration by using either an “expected value” (probability-weighted) approach or a “most likely amount” approach, whichever is more predictive of the amount to which the entity will be entitled.
•Significant financing components — Adjustments for the time value of money are required if the contract includes a “significant financing component.”
•Noncash consideration — To the extent that a contract includes noncash consideration, an entity is required to measure that consideration at fair value at contract inception.
•Consideration payable to a customer — Like legacy U.S. GAAP, the Standard requires that consideration payable to the customer be reflected as an adjustment to the transaction price unless the consideration is payment for a distinct good or service.

Step 4 requires an entity to allocate the transaction price determined in step 3 to the performance obligations identified in step 2 by using the following approaches:
•Allocating the transaction price to the performance obligations on the basis of the stand-alone selling price.

CooperCompanies
Revenue Recognition Policy
•Allocating a discount to one or more, but not all, of the performance obligations in the contract.
•Allocating variable consideration to one or more, but not all, of the performance obligations in the contract.
•Allocating changes in the transaction price to the performance obligations in the contract.
Under the Standard, when a contract contains more than one performance obligation, an entity would generally allocate the transaction price to each performance obligation on a relative stand-alone selling price basis. The Standard states that the “best evidence of a standalone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers.” If the good or service is not sold separately, an entity must estimate the stand-alone selling price by using an approach that maximizes the use of observable inputs. Acceptable estimation methods include, but are not limited to, (1) adjusted market assessment, (2) expected cost plus a margin, and (3) a residual approach (when the stand-alone selling price is not directly observable and is either highly variable or uncertain). An entity would determine the stand-alone selling price for a good or service at contract inception and would not reassess or update its determination of the stand-alone selling price thereafter.

Step 5 specifies how an entity should determine when to recognize revenue in relation to a performance obligation and requires consideration of the following:
•Recognition of revenue when (or as) control of the good or service is passed to the customer.
•Criteria for satisfying performance obligations and recognizing revenue over time.
•Measurement of progress in satisfying performance obligations to determine the pattern of when to recognize revenue over time.
•Indicators of when performance obligations are satisfied and when to recognize revenue at a point in time.

2. Adjustments to Revenue
The company’s policy is to recognize customer returns and customer incentive programs, actual and estimated, as a deduction from transaction price and record them in specified contra-revenue accounts in the income statement in the period the related revenue is recognized. The company’s estimates are primarily based on historical statistics of the actual program in place or similar programs.

If reasonable estimates cannot be made, a liability should be recognized for the best estimate of returns and incentives that could be exercised or awarded; such estimates will be revised based on current facts/circumstances at each reporting period. In the event that best estimates need to be used due to lack of history or other facts/circumstances a memo should be prepared summarizing the judgments/assumptions made and conclusions reached.

3.Customer Right of Return Programs
The Company assesses all contractual rights of return and situations in which rights of return are granted in practice.

Sales Return Reserve
The Company accepts returns according to the terms stipulated within the sales arrangement with a customer of the business segment or subsidiary’s Master Returns policy in the event the sales arrangement does not specify terms related to right of return. The return policy varies by business segment and can vary by customer and country depending on local regulations and/or customary business practices. The Company estimates the amount of revenue that will be refunded as a result of returns accepted and reduces revenue at the time of sale by the corresponding amount based on the Company’s best estimate. The Company should record the reduction of revenue with an offsetting “Refund Liability”. In the event the

CooperCompanies
Revenue Recognition Policy
Company expects to receive saleable inventory, cost of goods sold should be reduced in the period of sale and a corresponding asset should be recorded as a component of inventory.

4.Product Exchange
Revenue should not be recognized when products are exchanged for products that are of a similar nature and value. Specifically, the exchange should be treated as a return and new sale.

5.Customer Incentive Programs
The Company offers a variety of customer incentive programs which are a form of variable consideration and impacts revenue recognized. Based on historical statistics or other generally accepted methods, the company records reductions to revenue for customer incentive programs offered including cash discounts, promotional and advertising allowances, volume discounts, contractual pricing allowances, and rebates. The company estimates the amount of variable consideration by using either the Expected Value or Most Likely method depending upon which method better predicts the amount of consideration to which it will be entitled. In certain situations, the Company provides customers with cash consideration (“Consideration to Customers”) in exchange for certain marketing, administrative, or other services. In situations where Consideration to Customers is provided, the Company must record this as a reduction of revenue unless it can substantiate the fair market value of services received separate and aside from the revenue transaction.
Material rights relate to customer options to acquire additional goods for free or at a discount and that customer option would give rise to a performance obligation in the contract only if the customer option provides a material right to the customer that it would not receive without entering into that contract. The Company would allocate a portion of the transaction price to the material right on a relative stand-alone selling price basis and recognize revenue when control of the goods or services underlying the customer option incentive is transferred to the customer.
6.Non-Standard Revenue Transactions
Non-standard revenue transactions are considered to be transactions which:
1.May not align with all of the requirements for revenue recognition stated in this policy, or
2.May involve something substantive that is prohibited by this or another company policy, or
3.Vary in some significant way from the company’s or the customer’s standard way of doing business.

In accordance with this policy all non-standard revenue transactions should be appropriately approved by legal/finance/accounting departments in accordance with other policies and practices, revenue recognition for non-standard revenue transactions should be recognized in accordance with the framework outlined above. This type of transaction, if significant on a transactional or aggregate basis, must be approved in advance by the Corporate Controller, the business segment VP of Finance, and the Technical Accounting Committee. A detailed explanation and justification of the accounting must be included.

Examples of non-standard revenue transactions are provided in table below.

CooperCompanies
Revenue Recognition Policy

Examples of Non-Standard Revenue Transactions

Examples of non-standard situations include, but are not limited to, the presence of the following:
•Side agreements (whether written or oral) which could potentially obligate the company beyond approved standard company written terms and conditions are expressly prohibited. Any such agreements must be brought to the attention of the business segment VP of Finance immediately and approved. In situations where Segments’ policies allow agreements to be established outside of formal contracts/agreements, such modifications are governed by other policies and must be approved in accordance with the Segment’s individual policy.

•Situations with other-than-normal and customary payment terms (more than 180 days).
•Sales with right of returns that cannot be accurately estimated.
•Sales with price protection or other allowances that cannot be accurately estimated.
•Sales to a distributor, major retail chain, or practitioner carrying levels of inventory not expected to be sold through to end customers within a reasonable period of time. “Channel stuffing” for purposes of revenue recognition is strictly prohibited and may require meaningful reductions to appropriately estimate the amount of consideration the Company will ultimately be entitled to.

•Sales invoiced to a customer but shipped to a third-party warehouse (or similar arrangement).
•Sales on credit to under-capitalized distributors, retailers, or practitioners or those in liquidity distress.
•Shipments made earlier than seven (7) days prior to requested delivery date.
•Product acceptance and/or performance criteria that deviate from normal practice and which are substantive.
•Guaranteed trade-in or upgrade of unused product, such as for a new product that is not yet available.
•Situations with other than normal and customary cancellation or termination provisions.
•Situations with other-than-normal-and-customary pricing terms (e.g., the amount invoiced with the shipment will be substantially different than the amount of cash ultimately received by the company).
•Non-monetary transactions or exchanges.
•Contains a promise for additional goods or services or significant future discounts.

•Situation where an agreement contains a bundle or potential for multiple performance obligations (e.g., equipment and consumables, or bundled genetic test packages).